4-2-01

02030082

877691

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 2, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

TELECOM

FOR IMMEDIATE RELEASE

Market Cap: Pesos 1.8 billion (April 2, 2002)

Contacts:
Pedro Insussarry
Elvira Lazzati
Telecom Argentina
(54-11) 4968-3627/3626

Kelly Keisling/ Gia Podobinski
Golin/Harris International
(212) 697-9191

TELECOM ARGENTINA STET-FRANCE TELECOM S.A. ANNOUNCES THE SUSPENSION OF PRINCIPAL PAYMENTS

Buenos Aires, April 2, 2002 – **Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO)** announced today that, as a consequence of the current macroeconomic environment in Argentina, the devaluation and volatility of the peso, the "pesification" of the Company's tariffs at the rate of U$S1 = 1 Peso, and the timeframe defined by the Argentine Government for the discussions related to the adjustment of the regulated tariffs, the Board of Directors of the Company has resolved to suspend principal payments on all its financial debt obligations, including those of its subsidiaries in Argentina.

Telecom Argentina will continue with the payment of interest on the financial debt obligations of the Company and of its Argentine subsidiaries, subject to the receipt of the necessary approvals from the Central Bank of the Republic of Argentina, in accordance with foreign exchange regulation, and to the generation of sufficient cash flow, which may be affected should the value of the Argentine Peso continue to deteriorate.

Additionally, the Company will continue meeting its obligations related to commercial activity in the ordinary course of business.

As previously announced, the Company is currently working with its financial advisors to perform a comprehensive review and analysis of the impact resulting from the recent changes in the economic and regulatory environment in Argentina and the evolution of these changes, and in developing a strategic plan to respond to such changes.

The Board of Directors has implemented and will continue to implement the corresponding measures to preserve the value of the Company and to maximize its cash flow. The Company intends to develop and propose to its creditors a comprehensive plan to restructure all of the Company's financial debt obligations on a timely basis.

The Company said that any questions that may arise with respect to the foregoing, these may be addressed to the following persons.

Telecom Argentina (Buenos Aires)
Alberto Ricciardi - Elvira Lazzati
Pedro Insussarry
Phone: (54-11)-4968-3606/3626/3627

Morgan Stanley (New York)
Blinn Latta
Phone: (1-212)-761-8396

Merchant Bankers Asociados (Buenos Aires)
Diego Steverlynck
Phone: (54-11)-4319-5906

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTEL INVERSORA S.A.

Date: April 2, 2002

By: ______________________

Name: Maria Elvira Cosentino

Title: General Manager and Sole Officer